Important Information for Business Objects security holders
Subsequent offering period open until January 29, 2008
In order to enable Business Objects security holders who have not yet tendered their securities to benefit from SAP France’s recommended all-cash tender offers for the securities of Business Objects in the United States and in France, the offers will be reopened for a subsequent offering period until January 29, 2008, as announced by the AMF on January 15, 2008 in the press release published under number 208c0094.
The subsequent offering period in connection with SAP France’s U.S. offer to ADS holders and U.S. holders of Business Objects ordinary shares and ORNANEs (all Business Objects warrants have been previously tendered during the first offering period) is on the same terms as those of the initial U.S. offer. All securities tendered during the subsequent offering period, which commenced at 9:00 a.m. EST on January 16, 2008 and expires at 5:00 p.m. EST on January 29, 2008, will be paid at:
•	the U.S. dollar equivalent of €42.00 net per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. CET on the business day following each tender of ADSs);
•	€42.00 net per ordinary share; and
•	€50.65 net per ORNANE.
To tender into the subsequent offering period, ADS holders and U.S. holders of ordinary shares or ORNANEs should use the appropriate letter of transmittal or form of acceptance that was previously provided. Additional copies of the letter of transmittal, forms of acceptance and related documents may be obtained from Georgeson Inc., the information agent for the U.S. offer, at (866) 574-4069. Securities that are tendered during the subsequent offering period in the United States will be immediately accepted and promptly paid for and may not be withdrawn.
In parallel, in accordance with Article 232-4 of the Réglement Général (“General Regulation”) of the AMF, SAP France’s offer in France will be reopened between January 16 and January 29, 2008. The terms of the offer remain the same as those listed in the note d’information related to the offer, which has received AMF visa #07-425 on November 27, 2007, and in particular its section 2.11 which indicates that the reopened offer will be semi-centralized. Business Objects security holders will receive the amount mentioned above in euros for each security they hold. The offer in France is open to non-U.S. holders of Business Objects ordinary shares and ORNANEs who are permitted to participate in the French offer pursuant to the local laws and regulations applicable to those holders.
Holders of Business Objects ordinary shares or ORNANEs who are eligible to participate in the French offer may obtain copies of the note d’information, free of charge, from the websites of the AMF (www.amf-france.org) and SAP France (www.sap.com), and from SAP France, Défense Plaza – 23-25 rue Delarivière Lefoullon, La Défense 9 – 92064 Paris la Défense Cedex and Deutsche Bank AG, Paris Branch, 3, av. De Friedland, 75008 Paris. For more information, call either your financial intermediary or Georgeson at 0800 6570 (toll free in Europe) or +44 (0) 117 378 6015 (international).
Additional information can be found here:
http://www.sap.com/about/investor/bobj.epx